Mail Stop 3561

May 15, 2006

Charles E. Rhodes, Esq.
GE Commercial Finance Capital Markets Group
401 Merritt 7
4th Floor
Norwalk, CT 06851

Re: CEF Equipment Holding, L.L.C.
Amendment No.1 to Registration Statement on Form S-3
Filed May 1, 2006
File No. 333-132242

Dear Mr. Rhodes,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectuses and/or the supplements should be applied universally, if applicable. Finally, please note that the page numbers referenced below correspond to the marked courtesy copy provided by counsel.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Base Prospectus
Floating Rate Securities, page 26

1.   We note your disclosure on page 26 indicating that you will specify in the related prospectus supplement "another index rate" on which the interest rate may be based. Please either revise your filing to list all indices that may be used to

determine interest payments on the securities or confirm that any such indices reflect payments of interest based on debt transactions and not on securities or commodities index.

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We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3454 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile
        Paul Jorissen, Esq.
        Mayer, Brown, Rowe & Maw LLP
        (212) 849-5555